

02006589

SECU[...] COMMISSION

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SEC FILE NUMBER
8- 12676

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DIVERSIFIED SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 E. PACIFIC COAST HWY., SUITE 150
(No. and Street)

LONG BEACH (City) CALIFORNIA (State) 90803 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J. CONWAY 562/493-8881
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS, AN ACCOUNTANCY CORPORATION
(Name — *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT J. CONWAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIVERSIFIED SECURITIES, INC., as of DECEMBER 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



GEORGIA F. SHAW
Commission # 1309547
Notary Public - California
Los Angeles County
My Comm. Expires Jul 4, 2005



Signature

PRESIDENT

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Goodrich, Goodyear & Hinds

An Accountancy Corporation

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Diversified Securities, Inc.
Long Beach, California

We have audited the statement of financial condition of Diversified Securities, Inc. as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich, Goodyear & Hinds

Long Beach, California
February 15, 2002

DIVERSIFIED SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash		$ 407,889
Cash - Reserve bank account		147,979
Total cash		555,868
Receivables:		
Commissions		31,727
Concessions		19,482
Others		44,663
Prepaid expenses		23,863
Due from affiliates		29,758
Deposit - Pershing		100,000
Exchange memberships		82,725
Property and equipment, at cost, less $119,159 of accumulated depreciation		198,376
Investments		20,057
Other assets		27,151
Total assets		$ 1,133,670

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Payable to customers		$ 34,104
Accrued expenses		6,761
Commissions payable		28,526
Broker - Fails		98,219
Deferred income taxes payable		2,800
Total liabilities		170,410
Commitments		-
Stockholder's equity:		
Common stock, $5 par value; authorized 20,000 shares; issued and outstanding 4,335 shares	$ 21,675	
Additional paid-in capital	31,323	
Retained earnings	910,262	
Total stockholder's equity		963,260
Total liabilities and stockholder's equity		$ 1,133,670

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED SECURITIES, INC.
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

Revenues:		
Concessions:		
Mutual funds		$ 2,514,226
Tax shelters and limited partnerships		69,885
Other commissions		725,860
Interest		5,620
Other revenues		61,229
Management fees - Related party		300,000
Other management fees		184,800
Total revenues		3,861,620
Expenses:		
Commission expense	$ 2,146,466	
Clerical and administrative employees' expenses	973,511	
Communications	182,591	
Occupancy and equipment costs	633,421	
Promotional costs	55,301	
Regulatory fees, assessments and professional fees	45,572	
Other	72,396	
Total expenses		4,109,258
Income (loss) before income taxes		(247,638)
Income tax expense (benefit):		
Current - State	800	
Deferred - Federal	(2,000)	
Deferred - State	(3,200)	
Total income tax expense (benefit)		(4,400)
Net loss		$ (243,238)

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, beginning of year, as previously stated	$ 21,675	31,323	1,134,846	1,187,844
Prior period adjustments	-	-	18,654	18,654
Balance, beginning of year, as restated	21,675	31,323	1,153,500	1,206,498
Net loss for the year ended December 31, 2001	-	-	(243,238)	(243,238)
Balance at end of year	$ 21,675	31,323	910,262	963,260

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED SECURITIES, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:		
Net loss		$ (243,238)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 47,137	
Loss from disposition of asset	45,217	
(Increase) decrease in:		
Receivables - Customers	3,404	
Receivables - Broker/dealer	31,169	
Receivables - Commissions	(7,572)	
Receivables - Concessions	(19,482)	
Accounts receivable - other	(14,873)	
Due to/from affiliate	65,147	
Prepaid expenses	(2,406)	
Other assets	(4,024)	
Increase (decrease) in:		
Accounts payable	(9,981)	
Payable to customers	(160,967)	
Accrued expenses	4,705	
Commissions payable	(10,234)	
Broker - Fails	67,054	
Income taxes payable	(8,000)	
Deferred income taxes payable	(5,200)	
Total adjustments		21,094
Net cash flows used for operating activities		(222,144)
Cash flows from investing activities:		
Capital expenditures	(113,259)	
Net cash flows used for investing activities		(113,259)
Cash flows from financing activities		-
Net decrease in cash		(335,403)
Cash, beginning of year		891,271
Cash, end of year		$ 555,868

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a wholly-owned subsidiary of DSI Financial, Inc. The Company self-clears mutual funds and clears other business on an omnibus basis with the exception of option and margin accounts for which it acts as an introducing broker/dealer on a fully disclosed basis through a clearing broker/dealer.

The Company's main office is located in Long Beach, California. It also maintains branch offices in Tustin, Palm Springs, West Covina, and Visalia, California and Bend, Oregon. The Company's trading business is affected by economic fluctuations in the broker-dealer industry.

Security Transactions

Security transactions are reported on a trade date basis which is in conformity with generally accepted accounting principles. In previous years, the Company reported its security transactions on a settlement basis which is generally the third business day following the transaction date. The difference between the trade date and settlement date was not material.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided over their estimated useful lives ranging from five to ten years using the straight-line method.

Income Taxes

The Company files consolidated Federal and State corporate tax returns with its parent, DSI Financial, Inc., and is allocated a portion of the consolidated tax liability based upon its share of net income. Refunds which are the result of loss carrybacks are allocated based on the Company's share of the net loss. Deferred income taxes result primarily from timing differences in the reporting of California franchise tax expense for financial and tax purposes and the use of the accelerated cost recovery system for depreciating assets for Federal tax purposes.

SIPC

The SIPC assessment was remitted timely.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2001.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Exchange Membership

The exchange memberships are valued at cost. Current market value of the exchange memberships at December 31, 2001, was $140,800.

(2) CASH - RESERVE BANK ACCOUNTS

Cash of $147,979 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(3) PROPERTY AND EQUIPMENT

Property and equipment is comprised of:

Office equipment	$ 182,768
Leasehold improvements	134,767
	317,535
Less accumulated depreciation	(119,159)
Net property and equipment	$ 198,376

Depreciation expense for the year ended December 31, 2001, was $47,137.

(4) INVESTMENTS

Investments of $20,057 consist of 1,500 shares of common stock of the NASDAQ Stock Market, Inc., at cost.

(5) COMMITMENTS

Minimum future rental payments under non-cancellable operating leases as of December 31, 2001, are approximately as follows:

Year Ended December 31,	Amount
2002	$ 269,548
2003	238,774
2004	244,614
2005	247,834
2006	211,642
Thereafter	155,288
Total minimum future rental payments	$ 1,367,700

Rent expense for the year was $404,432.

(6) RESERVE REQUIREMENT - SEC RULE 15c3-3

The Company is subject to the full provision of SEC Rule 15c3-3 and prepares a computation of the Reserve Formula on a weekly basis.

(7) PROVISION FOR INCOME TAXES

Income tax expense (benefit) consists of the following:

	Federal	State	Total
Current	$ -	$ 800	$ 800
Deferred	(2,000)	(3,200)	(5,200)
Total	$ (2,000)	$ (2,400)	$ (4,400)

Deferred income taxes result from the differences in recognition of California Franchise tax for accounting and tax purposes and the use of the accelerated cost recovery system for depreciating assets for Federal tax purposes.

Under the provisions of Financial Accounting Standards No. 109 (FAS 109), Accounting for Income Taxes, income taxes are accounted for using an asset and liability approach. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities.

(7) PROVISION FOR INCOME TAXES, Continued

The Company is included in consolidated tax returns filed by the parent. The following is the aggregate income taxes for the parent and its subsidiaries:

	DSI Financial, Inc.	Diversified Securities, Inc.	DSI Properties, Inc.	Total
Federal:				
Current	$ -	$ -	$ -	$ -
Deferred	-	(2,000)	-	(2,000)
Total	$ -	$ (2,000)	$ -	$ (2,000)
State:				
Current	$ 800	$ 800	$ 800	$ 2,400
Deferred	-	(3,200)	-	(3,200)
Total	$ 800	$ (2,400)	$ 800	$ (800)

(8) RELATED PARTY TRANSACTIONS

The Company pays rent and administrative service costs totaling $300,000 on behalf of affiliated companies. The entire amount was reimbursed as of December 31, 2001, and is shown as "management fees - related party" in the accompanying statement of income.

The following schedule identifies the components of the related party receivable balance:

DSI Financial, Inc.	$ 16,266
DSI Properties, Inc.	13,492
	$ 29,758

(9) PRIOR PERIOD ADJUSTMENTS

Certain errors resulting in an overstatement of previously reported related party transactions were discovered during the year, resulting in an increase of $18,654 to retained earnings at the beginning of the year.

(10) CONCENTRATION OF CREDIT RISK

The Company's customer base is located primarily in California. Financial instruments that potentially subject the Company to credit risk are trade receivables and municipal bond inventory. The Company uses an established clearing broker-dealer to clear all transactions for its primary receivables and requires no collateral. There was no municipal bond inventory at December 31, 2001.

(11) CONCENTRATION OF CREDIT RISK FOR CASH HELD AT BANKS

The Company maintains a cash account at Union Bank which had a bank balance of $499,956 at December 31, 2001. Accounts at this institution are insured up to $100,000 by the Federal Deposit Insurance Corporation.

The Company also maintains a reserve bank account at the same bank. This account is required by the Securities and Exchange Commission and is fully insured by Securities Investor Protection Corporation (SIPC).

(12) NET CAPITAL

The Company is subject to a $250,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2001, the net capital ratio was .26 to 1 and net capital was $516,585 which exceeded the required minimum capital by $269,385.

DIVERSIFIED SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3

YEAR ENDED DECEMBER 31, 2001

Credits:		
Free credit and other credit balances in customer's accounts		$ 34,104
Customers' securities failed to receive		-
		34,104
Debits		-
Excess of total credits over total debits		34,104
Amount held on deposit in "Reserve Bank Account" at year-end	$ 147,979	
Amount of deposit (withdrawal) in "Reserve Bank Account" on January 2, 2002	(91,531)	
Net amount in "Reserve Bank Account" after deposit		56,448
Amount in excess of that required to be deposited		$ 22,344

DIVERSIFIED SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

Total ownership equity		$ 963,260
Add deferred tax liabilities		2,800
Less non-allowable assets:		
Petty cash	$ 600	
Property and equipment, net	198,376	
Exchange memberships	82,725	
Prepaid expenses	23,863	
Other assets - advances and deposits	27,151	
Accounts receivable	44,663	
Concessions	19,482	
Due from affiliate	29,758	
Investments	20,057	(446,675)
Net capital		$ 519,385

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 8,900
Minimum dollar net capital required	$ 250,000
Net capital requirement (greater of above two figures)	$ 250,000
Excess net capital	$ 269,385

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total liabilities, excluding deferred income taxes payable	$ 167,610
Deduct adjustment based on special reserve account	(34,104)
Total aggregate indebtedness	$ 133,506
Ratio of aggregate indebtedness to net capital	.26 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

DIVERSIFIED SECURITIES, INC.
RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2001

Net capital as reported in unaudited Focus Report Part IIA		$ 450,437
Adjustment related to:		
Accounts payable	$ (10,000)	
Due to/from affiliate	18,654	
Accrued expenses	(4,706)	
Income taxes	65,000	
Total adjustments		68,948
Net capital as reported in audited financial statements		$ 519,385

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reasons noted above. The difference is material. However, the Company is above its minimum requirements.

DIVERSIFIED SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3

DECEMBER 31, 2001

1. Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control has been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ -0-
A. Number of items	-0-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -0-
B. Number of items	-0-

Goodrich, Goodyear & Hinds
An Accountancy Corporation

REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
Diversified Securities, Inc.
Long Beach, California

In planning and performing our audit of the financial statements of Diversified Securities, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Goodrich, Goodyear & Hinds

Long Beach, California
February 15, 2002